SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)
BROWN-FORMAN CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
115637-10-0
(CUSIP Number)
June 27, 2011
(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No.	115637-10-0

1	NAMES OF REPORTING PERSONS Avish Agincourt, LLC I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,653,921

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,653,921

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,653,921

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO*
*The reporting person is a Delaware limited liability company.

Item 1.
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210
Item 2.
     a) Name: Avish Agincourt, LLC
     b) Principal Business address: 829 W. Main Street
 Louisville, Kentucky 40202
     c) Delaware, United States of America
     d) Brown-Forman Corporation Class A Common Stock
     e) 0115637-10-0
Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
     (f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
     (g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
     (h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
     (i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     The number of shares beneficially owned by the undersigned as of June 27, 2011, is as follows:

Aggregate
Number
(a) Beneficially Owned	5,653,921
(b) Percent of Class	10.0%
(c) Sole Voting Power	0
Shared Voting Power	5,653,921
Sole Disposition Power	0
Shared Disposition Power	5,653,921
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Owsley Brown Frazier has the right to receive the dividends and the proceeds of sale from certain of the shares for which the undersigned has shared voting and dispositional control, which interest relates to more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     N/A
Item 8. Identification and Classification of Members of the Group.
     N/A
Item 9. Notice of Dissolution of Group.
     N/A

Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 12, 2011
AVISH AGINCOURT, LLC

By:	/s/ Holli H. Lewis
Owsley Brown Frazier, Manager, by Holli H. Lewis, Attorney-in-Fact, pursuant to Power of Attorney dated June 14, 2007